SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K




                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                January 26, 2005


                                AVECIA GROUP plc
                                ----------------
                 (Translation of Registrant's name Into English)


                                   P.O. Box 42
                                  Hexagon House
                              Blackley, Manchester
                                     M9 8ZS
                                     England
                              --------------------
                    (Address of Principal Executive Offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

                          Form 20-F [ X ] Form 40-F [ ]

  (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.)

                                Yes [ ] No [ X ]

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____)





Enclosure:   Press Release

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                Avecia Group plc

    Date: January 26, 2005                      By: Derrick Nicholson
                                                    --------------------
                                                Name:  Derrick Nicholson
                                                Title: Finance Director


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This announcement is neither an offer to purchase nor a solicitation of an offer to sell any securities. The offer described below is made only pursuant to the Amended and Restated Offer to Purchase (as defined below) in those jurisdictions where the securities or other laws require the offer to be made on behalf of the Company (as defined below) by the dealer manager or one or more brokers or dealers licensed or registered under the laws of such jurisdiction. Holders of Bonds (as defined below) should seek advice from an independent financial adviser as to whether they should tender Bonds.

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                  AVECIA GROUP PLC ANNOUNCES EXPIRATION OF THE
                     CONSENT SOLICITATION AND AMENDMENT OF
                  THE INDENTURE GOVERNING ITS 11% SENIOR NOTES
                                DUE JULY 1, 2009

     REG S NOTES (CUSIP G9894BAA6 AND ISIN USG9894BAA64), 144A NOTES (CUSIP 988788AA3 AND COMMON CODE 9875069) REGISTERED NOTES (CUSIP 05354RAA9,
                   ISIN US05354RAA95, COMMON CODE 010588502)

JANUARY 26, 2005 - In connection with its previously announced cash tender offer and solicitation of related consents (the "Amended Offer") relating to its outstanding 11% Senior Notes due July 1, 2009 (the "Bonds") pursuant to an Amended and Restated Offer to Purchase and Consent Solicitation Statement dated January 18, 2005 (as supplemented on January 21, 2005, the "Amended and Restated Offer to Purchase"), Avecia Group plc (the "Company") announces that it has received duly executed consents from holders of 97.54% ($526,699,000) in principal amount of its Bonds. Adoption of the proposed amendments to the indenture governing the Bonds required the consent of the holders of at least a majority of the principal amount of outstanding Bonds. The consent solicitation deadline expired yesterday, January 25, 2005, at 5:00 p.m., New York City time.

All capitalized terms not defined herein have the meanings ascribed to them in the Amended and Restated Offer to Purchase.

Since the Company has received the consent of the requisite aggregate principal amount of Bonds outstanding, it intends to promptly cause the execution of the supplemental indenture reflecting the proposed amendments whereupon they will become operative. If the Amended Offer is terminated or withdrawn, the Bonds are not accepted for payment or the conditions to the Amended Offer are not satisfied or waived, the original terms of the indenture will be reinstated. Holders of untendered Bonds will be bound by the amendments if and when they become operative.

As previously announced, the tender offer will expire at 12:00 midnight, New York City time, on February 3, 2005 (the "Expiration Time"), subject to the Company's option to extend the Expiration Time. Tenders of Notes made prior to today's consent time may no longer be withdrawn except in limited circumstances. Holders of Notes tendered after yesterday's consent solicitation deadline will not be entitled to the consent payment of US$10.00 per US$1,000.00 aggregate principal amount of Bonds.

The Amended and Restated Offer to Purchase, as supplemented, contains important information that should be read carefully before any decision is made with respect to the Amended Offer. The Amended Offer remains subject to a number of conditions which are set forth in the Amended and

Restated Offer to Purchase. In deciding whether to participate in the Amended Offer, each holder should carefully consider the factors set forth under "Risks to Non-Tendering Holders" and "Risks to Tendering Holders" in the Amended and Restated Offer to Purchase, as supplemented.

Goldman, Sachs & Co. is acting as the exclusive dealer manager for the Amended Offer. The tender agent for the Amended Offer is Bondholder Services Corporation and the Luxembourg tender agent for the Amended Offer is Kredietbank S.A. Luxembourgeoise (together, the "Tender Agents").

Copies of the Supplement to the Amended and Restated Offer to Purchase (dated January 21, 2005), as well as copies of the Amended and Restated Offer to Purchase, can be obtained (as well as information about the terms of the Amended Offer, how to tender Bonds and the conditions to the Amended Offer) by contacting Goldman, Sachs & Co. at 85 Broad Street, New York, New York 10004,
Attn: Liability Management Group on (212) 357 3019. Copies of the Supplement to the Amended and Restated Offer to Purchase (dated January 21, 2005), as well as copies of the Amended and Restated Offer to Purchase, (as well as information about the terms of the Amended Offer, how to tender Bonds and the conditions to the Amended Offer) may also be obtained from the Tender Agents, Global Bondholder Services Corporation, at 65 Broad Street - Suite 704, New York, New York 10006, Attn: Corporate Actions on (212) 430 3774 or Kredietbank S.A. Luxembourgeoise, at 43 Boulevard Royal, L-2955 Luxembourg, Attn: Cecilia Guichart, Corporate Trust and Agencies Department, +352 47 97 39 35.

This announcement does not constitute a recommendation regarding the Amended Offer. Bondholders should seek advice from an independent financial adviser as to the suitability of the transactions described herein for the individual concerned.

UNDER NO CIRCUMSTANCES SHALL THIS NOTICE CONSTITUTE AN INVITATION OR OFFER TO SELL OR THE SOLICITATION OF AN INVITATION OR OFFER TO BUY THE BONDS.

THIS COMMUNICATION IS ONLY FOR CIRCULATION TO BONDHOLDERS AND TO OTHER PERSONS TO WHOM IT MAY LAWFULLY BE ISSUED IN ACCORDANCE WITH THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2001, ANY SUCH PERSON BEING A "RELEVANT PERSON". THIS COMMUNICATION MAY NOT BE ACTED UPON BY ANYONE WHO IS NOT A RELEVANT PERSON.


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